Exhibit 12.1

XL CAPITAL LTD

STATEMENT REGARDING COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERENCE ORDINARY SHARE DIVIDENDS 000s of U.S. Dollars

						Re-presented

	YTD	Yr End	Yr End	Yr End	Yr End	Yr End
	30-Sep	31-Dec	31-Dec	31-Dec	31-Dec	31-Dec
	2008	2007	2006	2005	2004	2003

Earnings:
Pre-tax (loss) income from continuing operations	511,619	1,267,580	1,626,722	(1,416,752)	994,978	324,576
Fixed charges	342,517	702,826	603,332	457,533	341,967	286,935
Distributed income of equity investees - see below	106,312	93,465	84,203	41,669	152,701	124,888
Subtotal	960,448	2,063,871	2,314,257	(917,550)	1,489,646	736,399
Less: Minority interest	-	23,928	25,016	8,210	8,387	9,264
Preference share dividend	65,000	69,514	40,322	40,322	40,321	40,321

Total (Loss) Earnings	895,448	1,970,429	2,248,919	(966,082)	1,440,938	686,814

Fixed Charges:
Interest costs	149,766	200,831	202,222	176,106	143,647	110,179
Accretion of deposit liabilities	117,787	421,074	350,053	227,743	148,587	123,750
Rental expense at 30%	9,964	11,407	10,735	13,362	9,412	12,685
Total Fixed charges	277,517	633,312	563,010	417,211	301,646	246,614

Preference share dividends	65,000	69,514	40,322	40,322	40,321	40,321

Total fixed charges and pref dividends	342,517	702,826	603,332	457,533	341,967	286,935

Ratio of Earnings to Fixed Charges	3.2	3.1	4.0	(2.3)	4.8	2.8

Ratio of Earnings to Fixed Charges & Preference Dividends	2.6	2.8	3.7	(2.1)	4.2	2.4

Deficiency - fixed charges only	N/A	N/A	N/A	1,383,293	N/A	N/A

Deficiency - fixed charges and preference dividends (2)	N/A	N/A	N/A	1,423,615	N/A	N/A

(1)	30% represents a reasonable approximation of the interest factor
(2)	For the year ended December 31, 2005 earnings were insufficient to cover fixed charges by $1,423.6 million.